LETTERHEAD OF DECHERT LLP

December 14, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of three new portfolios of the Fund, Global Advantage Portfolio, Global Discovery Portfolio and International Advantage Portfolio (collectively, the “Portfolios”), filed with the Commission on September 30, 2010.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 91 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 14, 2010.  The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the application on their behalf.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.        Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolios” and “Additional Information about the Portfolios’ Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.        Please include the enhanced disclosure regarding director qualifications and past directorships pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3.          The requested disclosure is located on page 47 of the Statement of Additional Information.

Comment 4.        We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940.  Please ensure that the Fund is in compliance with this Rule in respect of its fidelity bond filings for 2005 and 2006.

Response 4.          The Fund filed a copy of its fidelity bond for 2005 and 2006 on April 4, 2007.

Comment 5.        Please supplementally confirm that the Fund has considered whether each Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 5.          We confirm that the Fund has considered and determined that each Portfolio’s use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 6.        Please consider adding risk disclosure regarding the impact of climate change, if applicable, as it pertains to the securities in which a Portfolio invests.

Response 6.          We respectfully acknowledge your comment; however, we believe that the current risk disclosure is adequate.

COMMENTS TO THE PROSPECTUS

Comment 7.        Please note that the following comments apply to each Portfolio, as applicable, and that changes, if any, should be made accordingly.

Response 7.          We note that the comments to the Prospectus apply to each Portfolio, as applicable, and the changes, if any, will be made accordingly.

Comment 8.        Consistent with the Staff’s position regarding funds with “Global” or “International” in their name, please confirm that the Portfolios invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world.

Response 8.          We confirm that the Portfolios with “Global” or “International” in their name invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world.  With respect to each Portfolio, as disclosed in the sections entitled “Portfolio Summary—Principal Investment Strategies” and “Details of the Portfolios,” under normal market conditions, the Portfolio invests at least 40% (with respect to the Global Advantage and Global Discovery Portfolios) and 80% (with respect to the International Growth Portfolio) of its assets in securities of issuers located outside of the United States.

Comment 9.        Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 9.          This line item is not applicable to the Portfolios at this time.

Comment 10.      Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 10.        There is currently no provision for the recoupment or recapture of waived fees.

Comment 11.      With respect to each Portfolio, in the section entitled “Portfolio Summary—Principal Investments Strategies” and “Details of the Portfolios—Approach,” the Portfolio discloses that the Adviser seeks to achieve the Portfolio’s investment objective by investing primarily in companies “…with capitalizations within the range of companies included in the…” (Emphasis added) applicable Portfolio’s benchmark index. Please supplementally explain what is meant by the underlined phrase.

Response 11.        Each Portfolio may invest in companies of any size so long as such companies have market capitalizations within the range of companies included in the Portfolio’s respective benchmark index.

Comment 12.      With respect to the Global Discovery Portfolio, on page 11 in the section of the Prospectus entitled “Details of the Portfolios—Risks,” the disclosure states that “[i]n addition, at times, small- and medium-capitalization equity securities may underperform relative to the overall market.”  Please confirm that the Portfolio may invest in small- and medium-capitalization companies (i.e., the MSCI All Country World Index includes small- and medium-capitalization companies).

Response 12.        We hereby confirm that the Portfolio may invest in small- and medium-capitalization companies and that the MSCI All Country World Index includes small- and medium-capitalization companies.

Comment 13.      With respect to the Global Advantage Portfolio, on page 2 in the section of the Prospectus entitled “Portfolio Summary—Principal Investment Strategies,” the disclosure states that “…the Portfolio typically invests at least 40% of its assets in the securities of issuers located outside of the United States.” Please confirm that the Global Advantage Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 13.        Please refer to Response 8.

Comment 14.      With respect to each Portfolio, in the section of the Prospectus entitled “Portfolio Summary—Principal Risks,” please describe the types of equity securities in which a Portfolio may invest.

Response 14.        We respectfully acknowledge your comment; however, the disclosure in the section entitled “Additional Information about the Portfolios’ Investment Strategies and Risks” states that the equity securities in which a Portfolio may invest may include common stock, preferred stock, convertible securities, equity-linked securities, depositary receipts, rights and warrants.

Comment 15.      With respect to each Portfolio, please delete the last sentence in the second paragraph in the section of the Prospectus entitled “Portfolio Summary—Purchase and Sale of Fund Shares.”

Response 15.        We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with Form N-1A.

Comment 16.      With respect to the Global Discovery Portfolio, on page 5, in the second full paragraph at the top of the left column, the disclosure states that “...the Portfolio…may focus its holdings in a relatively small number of companies and may invest up to 25% of its assets in a single issuer.” (Emphasis added).  Please supplementally explain what is meant by the underlined phrase and confirm whether such disclosure amounts to concentration of the Portfolio’s assets.

Response 16.        The Portfolio is non-diversified and thus may invest up to 25% of its assets in a single issuer.  The Portfolio does not have a policy to concentrate in securities of issuers in a particular industry or group of industries.

Comment 17.      With respect to each Portfolio, in the second full paragraph of the section entitled “Details of the Portfolios—Objective,” please confirm whether the notice to shareholders regarding a change in the Portfolio’s investment objective will be made in writing.

Response 17.        In the event there is a change to a Portfolio’s investment objective, the Portfolio will file a supplement, as may be required, providing written notice to shareholders of such change.

Comment 18.      If a Portfolio has a principal strategy to invest in convertible securities rated below investment grade (i.e., “junk”), please disclose this in the “Principal Investment Strategies” section and include appropriate risk disclosure.

Response 18.        The Portfolios do not have a principal strategy to invest in convertible securities rated below investment grade.

Comment 19.      In the section of the Prospectus entitled “Additional Information about the Portfolios’ Investment Strategies and Related Risks—Derivatives,” the disclosure states that a Portfolio “…may, but is not required to, use derivative instruments for a variety of purposes…” Please confirm whether the use of derivatives is a principal investment strategy of a Portfolio and, if so, please move the disclosure to the “Principal Investment Strategies” section.  In considering whether a Portfolio’s use of derivatives and related disclosure is appropriate, please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 19.        We respectfully acknowledge your comment; however, we believe that the disclosure as stated is appropriate.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 20.      Please confirm whether the number of Portfolios on the cover page includes the Asian Equity Portfolio.

Response 20.        The number of Portfolios disclosed on the cover page does not currently include the Asian Equity Portfolio.  Such number will be updated in the event a new portfolio becomes effective before the filing of this Statement of Additional Information.

Comment 21.      Please include disclosure on page 13 under the section “Temporary Investments” to the effect that a Portfolio may invest in securities for temporary defensive purposes that may be inconsistent with a Portfolio’s principal investment strategies.

Response 21.        We respectfully acknowledge your comment; however, the suggested disclosure is already included in the Fund’s Prospectus under the section entitled “Additional Information about the Portfolios’ Investment Strategies and Related Risks—Temporary Defensive Investments.”

Comment 22.      Please provide the Staff with a supplemental review of contracts for difference (“CFD”).  In particular, please describe the market for such investments, including an overview of the types of parties typically involved, the liquidity of the market for such investments, whether such contracts are traded domestically and/or internationally, and under such contracts whether the parties purchase and sell the underlying instruments.  In addition, please clarify supplementally what types of underlying instruments are involved in such contracts.  Lastly, the disclosure states that a CFD can be set up to take either a short or long position on the underlying instrument.  Please clarify supplementally whether a position of unlimited risk similar to a short sale exists.

Response 22.        A CFD is a type of over-the-counter equity derivatives contract similar to an equity swap transaction.  The buyer of a CFD will generally receive or pay the difference between the price of a single stock or basket or index of stocks on the trade date and the price of such stock or basket or index of stocks on an agreed-upon future date.  CFDs, like equity swaps, allow for a counterparty such as a registered or private fund (“fund”) to obtain market exposure to the price movement of a stock during a specified period of time without having to purchase or otherwise directly hold the stock.

For example, if the fund sought to obtain price exposure to XYZ stock, but chose not to purchase, or was unable to purchase, the stock directly, the fund could purchase a CFD and obtain synthetic price exposure to XYZ stock. The CFD would specify the underlying stock (XYZ stock), the date on which both the first price and the final price would be determined.  If XYZ’s stock on the trade date were priced at $10, and the price of XYZ’s stock on a specified future date, e.g., December 1, 2010, were $12, the fund would receive a payment equal to the difference between the $10 and $12, or $2. Conversely, if the price of XYZ stock on December 1, 2010 were $6, the Fund would pay $4 to its counterparty. Note that the potential loss on a purchased, or long, CFD contract is limited to the value of the reference stock, which is identical to the risk of directly holding the stock.

CFDs also allow counterparties to obtain synthetic short positions in stocks. If the fund sold the CFD contract on XYZ stock and price on December 1, 2010 were $7, the fund would receive the difference between $10 and $7, or $3.  Conversely, if the price of XYZ stock on December 1, 2010 were $14, the fund would be required to pay $4.  Note that the potential loss on a sold, or short, CFD contract is unlimited, which is identical to the risk of directly shorting a stock.

The general market for CFDs is substantially similar to that of equity swaps. Counterparties to CFDs are typically sophisticated institutions, with banks and broker/dealers serving as counterparties to registered funds, private funds and other institutional clients. CFDs are generally believed to have been developed in London in the 1990s and have been primarily marketed by financial institutions that are based in, or operate out of, London.  In the United States, counterparties seeking synthetic long and short exposure on stocks or baskets or indices of stocks have traditionally entered into equity swap contracts.  CFDs, as privately negotiated contracts, generally share the same sorts of liquidity constraints as equity swaps and other over-the-counter derivatives contracts.  As with equity swaps, a counterparty seeking greater liquidity in a CFD can negotiate for the right to sell the contract back to its counterparty.  CFDs are typically included as annexes to standard over-the-counter derivatives documentation, such as the ISDA Master Agreement.

Comment 23.      The Statement of Additional Information contains disclosure on Combined Transactions.  If these types of transactions are principal investment strategies of a Portfolio, they should be disclosed in the Prospectus.

Response 23.        While a Portfolio is permitted to enter into combined transactions, doing so is not a “principal investment strategy” of the Portfolio as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the Statement of Additional Information only.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Allison Fumai at (212) 698-3526 (tel) or (212) 698-3599 (fax).  Thank you.

Best regards,

/s/ Stuart Strauss
Stuart Strauss